UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

ADVANT-E CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00761J107

(CUSIP Number)

July 29, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00761J107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Covenant Investments, L.P. 75-2857201

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 95,454

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 95,454

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RHA Investments, Inc. 75-2543280

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 95,454

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 95,454

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blair Baker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 95,454

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 95,454

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott Brock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 47,727

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 47,727

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,727

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rene Larrave

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 95,454

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 95,454

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charter Private Equity, L.P. 74-3037148

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 47,727

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 47,727

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,727

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charter Private Equity GP, Inc. 74-3037144

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 47,727

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 47,727

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,727

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barwel Partners, Ltd. 75-2775116

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 95,454

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 95,454

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCW Associates, LLC 75-2773594

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 95,454

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 95,454

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
(a)	Name of Issuer Advant-e Corporation (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 2680 Indian Ripple Road, Dayton, Ohio 45440

Item 2.
(a)

Name of Person Filing

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement (this “Schedule 13G”) on behalf of Covenant Investments, L.P. (“Covenant”), Blair Baker (“Baker”), Scott Brock (“Brock”), Rene Larrave (“Larrave”), Charter Private Equity, L.P. (“Charter”) and Barwel Partners, Ltd. (“Barwel, and together with Covenant, Baker, Brock, Larrave and Charter, collectively, the “Reporting Persons”).  Additionally, information is included herein with respect to the following persons (the “Controlling Persons”): RHA Investments, Inc. (“RHA”), Charter Private Equity GP, Inc. (“CPE”) and SCW Associates, LLC (“SCW”).  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons.”  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)	Address of Principal Business Office or, if none, Residence

Covenant:                 100 Crescent Court, Suite 880, Dallas, Texas 75201

Baker:                                       100 Crescent Court, Suite 880, Dallas, Texas 75201

Brock:                                      3932 Bryn Mawr, Dallas, Texas 75225

Larrave:                             4316 Fairfax, Dallas, Texas 75205

Charter:                              1845 Woodall Rodgers, Suite 1720, Dallas, Texas 75201

Barwel:                                 3820 Touraine Drive, Frisco, Texas 75034

RHA:                                          100 Crescent Court, Suite 880, Dallas, Texas 75201

CPE:                                               1845 Woodall Rodgers, Suite 1720, Dallas, Texas 75201

SCW:                                         3820 Touraine Drive, Frisco, Texas 75034

(c)	Citizenship All of the Item 2 Persons who are natural persons are citizens of the United States.
(d)	Title of Class of Securities Common Stock of the Company (“Common Stock”)

	(e)	CUSIP Number 00761J107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:

Reporting Persons:

Covenant:                                         The aggregate number of shares of Common Stock that Covenant owns beneficially, pursuant to Rule 13d-3 of the Act, is 95,454, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

Baker:                                                               The aggregate number of shares of Common Stock that Baker owns beneficially, pursuant to Rule 13d-3 of the Act, is 95,454, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

Brock:                                                              The aggregate number of shares of Common Stock that Covenant owns beneficially, pursuant to Rule 13d-3 of the Act, is 47,727, which constitutes approximately 0.8% of the outstanding shares of Common Stock.

Larrave:                                                     The aggregate number of shares of Common Stock that Covenant owns beneficially, pursuant to Rule 13d-3 of the Act, is 95,454, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

Charter:                                                      The aggregate number of shares of Common Stock that Covenant owns beneficially, pursuant to Rule 13d-3 of the Act, is 47,727, which constitutes approximately 0.8% of the outstanding shares of Common Stock.

Barwel:                                                         The aggregate number of shares of Common Stock that Covenant owns beneficially, pursuant to Rule 13d-3 of the Act, is 95,454, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

Controlling Persons:

RHA:                                                                  Because of its position as general partner of Covenant, the aggregate number of shares of the Stock that RHA owns beneficially, pursuant to Rule 13d-3 of the Act, is 95,454, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

CPE:                                                                       Because of its position as general partner of Charter, the aggregate number of shares of the Stock that CPE owns beneficially, pursuant to Rule 13d-3 of the Act, is 47,727, which constitutes approximately 0.8% of the outstanding shares of Common Stock.

SWC:                                                                 Because of its position as general partner of Barwel, the aggregate number of shares of the Stock that SWC owns beneficially, pursuant to Rule 13d-3 of the Act, is 95,454, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

The calculation of the percentages of beneficial ownership of Common Stock set forth above are based upon 5,661,002 shares of Common Stock outstanding, as reported in the Company’s most recent filing with the Securities and Exchange Commission, and assume the conversion of the convertible promissory notes (which are convertible into shares of Common Stock) and the exercise of the warrants (which are exercisable for shares of Common Stock) held by the Reporting Persons.

The determination of beneficial ownership of each of the Item 2 Persons is based solely on the current right of each Item 2 Person to acquire beneficial ownership of the number of shares of Common Stock set forth above as being beneficially owned by each Item 2 Person by the conversion of convertible promissory notes (which are convertible into shares of Common Stock) and the exercise of warrants (which are exercisable for shares of Common Stock) issued to each Reporting Person by the Company.

Each of the Reporting Persons is the beneficiary of a Guaranty made on July 9, 2002 by the Company’s Chief Executive Officer, Jason K. Wadzinski, pursuant to which Mr. Wadzinski agreed not to transfer any shares of capital stock of the Company that he owns without the prior written consent of certain individuals, including Robert H. Alpert, a principal of Charter, acting on behalf of each of the Reporting Persons.  In furtherance of his obligations under each Guaranty, Mr. Wadzinski entered into a Post-Closing Agreement, dated July 9, 2002, with Mr. Alpert (acting as representative of each of the Reporting Persons), under which Mr. Wadzinski acknowledged his obligation and agreement not to transfer any shares of capital stock of the Company that he owns without Mr. Alpert’s prior approval.  As of March 12, 2003, Mr. Wadzinski owned 3,658,508 shares of Common Stock (as reported in the Company’s Annual Report on Form 10KSB filed for the fiscal year ended December 31, 2002).  A copy of each Guaranty and the Post-Closing Agreement are attached hereto as Exhibits A through G.  Each of the Reporting Persons affirmatively disclaims that the terms or conditions of either the Guaranty to which each Reporting Person is a beneficiary or the Post-Closing Agreement require Mr. Wadzinski to be considered as a member of a “group” within the meaning of Section 13(d)(3) with the Reporting Persons.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Covenant: 0 Baker: 95,454 Brock: 47,727 Larrave: 95,454 Charter: 0 Barwel: 0 RHA: 0 CPE: 0 SCW: 0
		(ii)	Shared power to vote or to direct the vote Covenant: 95,454 Baker: 0 Brock: 0 Larrave: 0 Charter: 47,727 Barwel: 95,454 RHA: 95,454 CPE: 47,727 SCW: 95,454
		(iii)	Sole power to dispose or to direct the disposition of Covenant: 0 Baker: 95,454 Brock: 47,727 Larrave: 95,454 Charter: 0 Barwel: 0 RHA: 0 CPE: 0 SCW: 0
		(iv)	Shared power to dispose or to direct the disposition of Covenant: 95,454 Baker: 0 Brock: 0 Larrave: 0 Charter: 47,727 Barwel: 95,454 RHA: 95,454 CPE: 47,727 SCW: 95,454

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
This Schedule 13G is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

Item 10(a)                                            Not Applicable.

Item 10(b)                                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2004	COVENANT INVESTMENTS, L.P.

	By:	RHA INVESTMENTS, INC.,
its general partner

		By:	/s/ Robert H. Alpert
Robert H. Alpert, President

January 28, 2004	/s/ Blair Baker
Blair Baker

January 28, 2004	/s/ Scott Brock
Scott Brock

January 28, 2004	/s/ Rene Larrave
Rene Larrave

January 28, 2004	CHARTER PRIVATE EQUITY, L.P.

	By:	CHARTER PRIVATE EQUITY GP, INC.,
its general partner

		By:	/s/ Ray Washburne
Ray Washburne, President

January 28, 2004	BARWELL PARTNERS, LTD.

	By:	SWC ASSOCIATES, LLC,
its general partner

		By:	/s/ Curt Welwood
Curt Welwood, Member

January 28, 2004	RHA INVESTMENTS, INC.

	By:	/s/ Robert H. Alpert
Robert H. Alpert, President

January 28, 2004	CHARTER PRIVATE EQUITY GP, INC.

	By:	/s/ Ray Washburne
Ray Washburne, President

January 28, 2004	SWC ASSOCIATES, LLC

	By:	/s/ Curt Welwood
Curt Welwood, Member